                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                   (MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. FOR THE YEAR ENDED DECEMBER 31, 2000.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

           FOR THE TRANSITION PERIOD FROM ___________ TO ____________

                        COMMISSION FILE NUMBER: 001-15405

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

              AGILENT TECHNOLOGIES, INC. SAVINGS ACCUMULATION PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                           AGILENT TECHNOLOGIES, INC.
                               395 PAGE MILL ROAD
                           PALO ALTO, CALIFORNIA 94306

AGILENT TECHNOLOGIES, INC. SAVINGS ACCUMULATION PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE



                                                                                Page
                                                                                ----
Report of Independent Accountants.............................................. F-1

Financial Statements:

Statement of Net Assets Available for Benefits at December 31, 2000............ F-2

Statement of Changes in Net Assets Available for Benefits
for the period from June 2, 2000 (date of inception) to December 31, 2000...... F-3

Notes to Financial Statements.................................................. F-4

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at December 31, 2000........... F-8




Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
  of Agilent Technologies, Inc. Savings Accumulation Plan


        In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Agilent Technologies, Inc. Savings Accumulation Plan (the "Plan") at December 31, 2000, and the changes in net assets available for benefits for the period from June 2, 2000 (date of inception) to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held For Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
---------------------------------
PricewaterhouseCoopers LLP
San Jose, California
May 4, 2001

                           AGILENT TECHNOLOGIES, INC.
                            SAVINGS ACCUMULATION PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                 (IN THOUSANDS)


                                                    DECEMBER 31,
                                                       2000
                                                   ------------
ASSETS
Investments                                        $  2,293,548

Receivables:
   Participant contribution                               5,576
   Employer contribution                                  9,130
   Receivable from broker for securities sold             1,228
   Interest and dividend income receivable                  970
                                                   ------------
       Total receivables                                 16,904
                                                   ------------

       Total assets                                   2,310,452
                                                   ------------
LIABILITIES
   Payable to broker for securities purchased               571
                                                   ------------
       Total liabilities                                    571
                                                   ------------
          Net assets available for benefits        $  2,309,881
                                                   ============



   The accompanying notes are an integral part of these financial statements.

                           AGILENT TECHNOLOGIES, INC.
                            SAVINGS ACCUMULATION PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 (IN THOUSANDS)



                                                                           FOR THE
                                                                         PERIOD FROM
                                                                         JUNE 2, 2000
                                                                           (DATE OF
                                                                         INCEPTION)TO
                                                                         DECEMBER 31,
                                                                             2000
                                                                         -----------
Additions:
   Additions to net assets attributed to:
     Transfer from Hewlett-Packard, Inc. 401(k) Plan                     $ 2,243,612
                                                                         -----------
     Investment income:
       Net appreciation (depreciation) in fair value of investments          (56,043)
       Interest and dividend income                                           86,401
                                                                         -----------
          Total investment income                                             30,358
                                                                         -----------
     Contributions:
       Participant                                                            76,911
       Employer                                                               37,416
       Rollover                                                               14,837
                                                                         -----------
          Total contributions                                                129,164
                                                                         -----------
          Total additions                                                  2,403,134
Deductions:
   Deductions from net assets attributed to:
     Benefits paid to participants                                            93,246
     Administrative expenses                                                       7
                                                                         -----------
          Total deductions                                                    93,253
                                                                         -----------
Net increase                                                               2,309,881

Net assets available for benefits:
   Beginning of period                                                             -
                                                                         -----------
   Ending of period                                                      $ 2,309,881
                                                                         ===========


   The accompanying notes are an integral part of these financial statements.

NOTE 1 - PLAN DESCRIPTION:

        On March 2, 1999, Hewlett-Packard Company ("Hewlett-Packard") announced its intention to launch a new company, subsequently named Agilent Technologies, Inc. (the "Company") through a distribution of the Company's common stock to Hewlett-Packard's shareholders in the form of a tax-free spin-off. Hewlett-Packard distributed its interest in the Company to Hewlett-Packard's shareholders on June 2, 2000.

        In conjunction with this transaction, the Company established the Agilent Technologies, Inc. Savings Accumulation Plan (the "Plan") and the Savings Accumulation Plan Trust (the "Trust") to hold the assets of the Plan that the Company intends to be qualified pursuant to Section 401(a) and 401(k) of the Internal Revenue Code. The Company's employees continued to participate in the Hewlett-Packard Company Tax Saving Capital Accumulation Plan through June 1, 2000. On June 2, 2000, the Company's eligible participants began to participate in the Plan and a portion of the Hewlett-Packard Company Tax Saving Capital Accumulation Plan's assets, $2,243,612,000, were transferred to the Trust in accordance with the Employee Matters Agreement, effective August 12, 1999.

PURPOSE AND PLAN BENEFITS

        The purpose of the Plan is to provide eligible employees an opportunity for regular savings of tax-deferred dollars for their retirement to supplement benefits provided under the Company's Retirement Program and the Federal Social Security Act. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        The Plan is designed to qualify as a stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and to meet the requirements set forth in Section 401(k) of the Code. The Plan is also intended to qualify as an individual account plan which permits each participant to exercise control over certain assets of the Plan pursuant to Section 404(c) of the Employee Retirement Income Security Act of 1974 (ERISA).

        Fidelity Investments provides record-keeping and investment management services for the Plan. Fidelity Management Trust Company provides trustee services for the Plan. The Company determines eligibility for participation, interprets the Plan, communicates with participants and their beneficiaries and is otherwise generally responsible for Plan operations.

ELIGIBILITY

        Employees who are eligible to participate in the Plan include those employees of the Company and its designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time employees of the Company. There is no waiting period for eligibility.

EMPLOYEE CONTRIBUTIONS

        All employees are deemed to have elected a three percent (3%) deferral effective on the first day of their employment, unless the employee makes a change to that election in the manner prescribed by the Plan.

        Participating employees may contribute between 1% and 20% of their pretax annual compensation through payroll deductions, as defined in the Plan. These contributions are deposited into the Trust account after the end of each semi-monthly pay period. Such contributions are excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

        Total individual participant contributions in any calendar year are limited to the applicable limit under the Internal Revenue Code. Such limit is $10,500 for calendar year 2000.

COMPANY CONTRIBUTIONS

        The Company contributes matching contributions to the employee's Plan account. The Company matching contributions are in an amount equal to the employee's deferral for the first 3% of salary deferred and an amount equal to half of the employee's deferral for the next 2% of salary deferred. The Company matching contribution is deposited into the individual employee's Plan account after the end of each of the Company's fiscal quarters, which are January 31, April 30, July 31 and October 31. To receive the Company match, the participant must be an employee with Agilent Technologies, Inc. at these dates, consistent with terms of the Plan.

        Both employee and Company contributions are made in cash for all funds.

        Per the terms of the Plan, the Company may guarantee a minimum amount of employee and Company contributions that will be made to the Plan in a Plan year. The amount, if any, that this minimum exceeds the actual employee and Company contributions as determined above will be allocated to non-highly compensated employees (as defined in the Code) in the manner prescribed by the Plan document. No minimum contributions were guaranteed for the 2000 Plan year.

VESTING

        Participants are one hundred percent vested immediately in their contributions plus actual earnings thereon in the Plan at all times. Participants are fully vested in the Company match transferred to their accounts at the end of each corresponding fiscal quarter, subject to terms of the Plan.

PARTICIPANT ACCOUNTS

        Participants can invest their account balance and/or future contributions into any combination among sixteen of the seventeen investment options. Participating employees may not direct future contributions nor transfer monies into the Hewlett-Packard Stock Fund. Participants can transfer their invested funds among the available investment options and/or change the investment of their future contributions as often as desired. These transfers and changes must be made in whole percent increments. New hires will have their initial contributions invested in the fund designated as the Plan default fund until the participant makes a change to that investment election. The default fund is the Institutional Money Market Fund.

        All contributions made under the Plan are paid to and invested by the trustee in one or more of the available investment options. Fifteen of the seventeen investment options are mutual funds of registered investment companies. The Agilent Technologies, Inc. Stock Fund is an investment option consisting primarily of the Company's stock. The Hewlett-Packard Company Stock Fund is an investment option consisting primarily of Hewlett-Packard Company common stock.

PARTICIPANT LOANS

        Participants are permitted to borrow portions of their account balance. The loan amounts and terms are limited by the Code and ERISA. Funds for the loans are obtained by liquidating the selected fund(s) and recognizing a loan receivable from the participant. Principal and interest payments, representing repayments of loans taken by participants, are typically made through payroll deductions and are paid directly into the participant's account after the end of each semi-monthly payroll period. Loans are subject to certain limitations as defined in the Plan document.

        Loans may be repaid in full at any time following the issuance of the loan. Loans outstanding at December 31, 2000 carried interest rates which ranged from 7.5% to 10%.

PAYMENT OF BENEFITS

        Amounts contributed to the Plan may be withdrawn by or distributed to a participant upon (1) termination of employment or (2) attaining age 59 1/2. Withdrawals prior to attaining age 59 1/2 are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 1/2.

        On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For a termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

        Certain participants from particular companies acquired by the Company may elect to take their benefits as an annuity or in installments. Effective September 1, 2001, these optional forms of benefit will be eliminated.

PLAN TERMINATION

        Although the Company has no present intention to terminate the Plan, the Plan provides that in the event of Plan termination, participants' interests accrued to the date of termination will be nonforfeitable. Benefits will continue to be distributed in accordance with the Plan and the trustee will continue in its capacity until all assets of the Plan have been distributed to the participants.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

        The financial statements are prepared on the accrual basis of accounting with investments being carried at current fair value, as quoted on the active market. Sales and purchases are recorded on the trade date. Loans to participants are valued at their outstanding principal amount, which approximates fair value. Benefits are recorded when paid.

        Dividends are recorded on the ex-dividend date.

        All direct administrative expenses, except recordkeeping and investment management services provided by certain Fidelity Funds, are absorbed by the Company.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results may differ from those estimates.


NOTE 3 -- INVESTMENTS:

        The number of shares of Agilent Technologies, Inc. common stock in the Agilent Technologies Stock Fund (the "Fund") was 7,367,394 as of December 31, 2000. The Fund assigns units of participation to those participants with account balances in the Fund. The total number of units in the Fund at December 31, 2000 was 10,166,062 and the net unit value was $40.01 at this date. The Fund is comprised primarily of Agilent Technologies, Inc. common stock purchased on the open market. The fund also includes a minor investment in the Institutional Money Market Fund.

        The number of shares of Hewlett-Packard Company common stock in the Hewlett-Packard Stock Fund was 11,364,571 as of December 31, 2000. The Hewlett-Packard Stock Fund assigns units of participation to those participants with account balances in the Hewlett-Packard Stock Fund. The total number of units in the Hewlett-Packard Stock Fund at December 31, 2000 was 7,865,155 and the net unit value was $47.03 at this date. The Hewlett-Packard Stock Fund is comprised primarily of Hewlett-Packard Company common stock purchased on the open market. The participants were invested in the Hewlett-Packard Stock Fund at the time the Company legally separated from Hewlett-Packard Company. The Hewlett-Packard Stock Fund also includes a minor investment in the Institutional Money Market Fund. Contributions or account balance transfers into the Hewlett-Packard Stock Fund are prohibited

        The following investments represent 5% or more of the Plan's net assets:

                                                            DECEMBER 31,
                                                                2000
                                                            (IN THOUSANDS)
                                                            ------------
        Fidelity Magellan Fund                              $    507,695
        Agilent Technologies, Inc. Common Stock Fund             403,365
        Hewlett-Packard Company Stock Fund                       358,694
        Institutional Money Market Fund                          187,067
        Fidelity Contrafund                                      183,864
        Fidelity Growth and Income Portfolio                     124,747
        Spartan U.S. Equity Index Fund                           122,540
                                                            ------------
                                                            $  1,887,972
                                                            ============

        From June 2, 2000 (date of inception) to December 31, 2000 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                                       (IN THOUSANDS)
                                                        ------------
        Mutual Funds                                    $   (212,562)
        Hewlett-Packard Co. Stock Fund                        85,057
        Agilent Technologies, Inc. Common Stock               71,462
                                                        ------------
                                                        $    (56,043)
                                                        ============


NOTE 4 - TAX STATUS:

        The Plan was adopted effective as of June 2, 2000. The Plan is intended to be an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA and is intended to be qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The Plan sponsor is currently in the process of applying for a IRS favorable determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Management anticipates receiving a favorable tax determination letter stating that the Plan qualifies as tax-exempt.

        Deferrals made on behalf of the employee and the Company's matching contribution are not subject to federal income taxes until such time as the employee's funds are withdrawn from the Plan. At withdrawal, the employee's funds may qualify for special tax treatment. Pursuant to the Unemployment Compensation Amendments of 1992, all "eligible rollover distributions" which are not paid out in the form of a direct rollover are subject to a mandatory 20% federal income tax withholding. Loans taken by employees against their 401(k) account are not subject to deferred income taxes if they are repaid within five years.


NOTE 5 - RELATED PARTY TRANSACTIONS:

        Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity Management Trust Company, the Plan Trustee, and therefore, these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

Supplemental Schedule

   (a)  (b) IDENTITY OF ISSUE, BORROWER, LESSOR OR
        SIMILAR PARTY                                     (c) DESCRIPTION OF INVESTMENT         (d) CURRENT VALUE

   (*)  Fidelity Institutional Money Market Fund          Money Market Fund, $1.00 par value       $  187,067
   (*)  Fidelity Intermediate Bond Fund                   Mutual Fund                                  48,122
        PIMCO Total Return Fund                           Mutual Fund                                  20,528
        Domini Social Equity Fund                         Mutual Fund                                  11,913
   (*)  Fidelity Contrafund                               Mutual Fund                                 183,864
   (*)  Fidelity Growth and Income Fund                   Mutual Fund                                 124,747
   (*)  Fidelity Magellan Fund                            Mutual Fund                                 507,695
        Harbor Capital Appreciation Fund                  Mutual Fund                                  70,706
        ICAP Equity Portfolio                             Mutual Fund                                   5,565
   (*)  Spartan U.S. Equity Index Fund                    Mutual Fund                                 122,540
   (*)  Fidelity Low-Priced Stock Fund                    Mutual Fund                                  14,625
        Mas Mid Cap Growth Portfolio                      Mutual Fund                                  88,990
   (*)  Spartan Extended Market Index                     Mutual Fund                                  10,288
        Janus Aspen Series Worldwide Growth Portfolio     Mutual Fund                                  74,296
        Templeton Foreign Fund Index                      Mutual Fund                                  28,358
   (*)  Hewlett-Packard Company Stock                     Common Stock, $0.01 par value               358,694
   (*)  Agilent Common Stock                              Common Stock, $0.01 par value               403,365
   (*)  Loans to Participants                                         (1)                              32,185
                                                                                                   ----------
          Total investments                                                                        $2,293,548
                                                                                                   ==========

(*)  Parties-in-interest as defined by ERISA

(1) Interest rates on the loans range from 7.5% to 10.0%. Loans are to be repaid over a period of 1 to 4 years; principal and interest payments received bi-weekly

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 29, 2001     By: /s/ ROBERT R. WALKER
                            ----------------------------------------------------
                            Robert R. Walker
                            Executive Vice President and Chief Financial Officer

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-38080) of Agilent Technologies, Inc. of our report dated May 4, 2001 relating to the financial statements of Agilent Technologies Inc. Savings Accumulation Plan, which appears in this Form 11-K.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
San Jose, California
June 27, 2001